SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period August 23, 2006 to September 8, 2006
PENGROWTH ENERGY TRUST
2900, 240 — 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20- F ☐                     Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.
Yes ☐                     No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing filing of Preliminary Shelf Prospectus For Offering of Trust Units and Subscription Receipts.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

September 8, 2006	By:	/s/ Christopher G. Webster

Name: Christopher G. Webster
Title: Chief Financial Officer

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST FILES PRELIMINARY SHELF PROSPECTUS FOR
OFFERING OF TRUST UNITS AND SUBSCRIPTION RECEIPTS
(Calgary Sept 8, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, (collectively “Pengrowth”) is pleased to announce that it has filed a Preliminary Short Form Base Shelf Prospectus with the securities regulatory authorities in Canada and a Registration Statement with the United States Securities and Exchange Commission. Once the prospectus is cleared and the shelf registration statement becomes effective, these filings will allow Pengrowth to offer and issue Trust Units and Subscription Receipts (collectively the “Securities”) by way of one or more Prospectus Supplements at any time during the 25-month period that the prospectus remains in place. The Securities will be issued from time to time at the discretion of Pengrowth, with an aggregate offering amount not to exceed Cdn. $2,000,000,000. Unless otherwise specified in a Prospectus Supplement, the net proceeds of the offerings will be added to Pengrowth’s general funds and will be used for general business purposes. The terms of such future offerings, if any, would be established at the time of such offering. A Registration Statement relating to these Securities has been filed with the SEC but has not yet become effective. These Securities may not be sold, nor may offers to buy be accepted, before the Registration Statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Pengrowth Energy Trust is one of the largest energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.un) and the New York Stock Exchange (PGH). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and certain other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.6 years and a reserve base of 219.4 million barrels of oil equivalent. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.
PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
2900, 240 – 4th Avenue S.W., Calgary, Alberta, Canada, T2P 4H4
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

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